March 7, 2005

Mr. Brick Barrientos

Securities and Exchange Commission

Dear Mr. Barrientos:

This letter is in response to your telephones call regarding questions on the financial statements in the Form 10K of Gladstone Capital Corporation (the “Fund”) for the year ended September 30, 2004.

We acknowledge that:

•                       the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                       the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

With regard to the your questions we have the following answers:

1. DUE FROM AFFILIATE (Balance at 9/30/2004:  $109,639)

In the summer of 2004 Gladstone Capital Corp. (the “Fund”) was in the process of moving from being internally managed to being externally managed.  Up until September 30, 2004 all employees worked for Gladstone Capital Adviser, Inc. (“GCAI”) a wholly owned subsidiary of the Fund. Gladstone Management Corporation (the “Adviser”) was created to be the external adviser of the Fund and other entities. The Adviser has a contract to manage Gladstone Commercial Corporation (the “REIT”) a real estate investment trust on a cost basis. Employees of GCAI would work on real estate transactions and would bill their cost to the Adviser for any work they had performed such as looking at a real estate transaction. The Adviser would in turn bill the REIT.  The REIT would pay the Adviser and the Adviser would pay GCAI. The Adviser did not mark up the payments and acted only as a paying agent. This procedure was set up because the board and shareholders of the Fund approved a contract between the Fund and the Adviser so that the Adviser became the investment adviser of the Fund. All amounts due from the REIT to the Adviser and all amounts due from the Adviser to GCAI have been paid. On October 1, 2004 the investment advisory contract between the Adviser and the Fund went into effect and the cost billing arrangement described above ended.

As of October 1, 2004, the Adviser has two contracts: one directly with the Fund and one directly with the REIT.  There are currently no costs being billed from GCAI to the Adviser for any work provided by GCAI because no work is being provided by GCAI to either the Adviser or the REIT.   At September 30, 2004 the amount that the REIT owed the Adviser for the cost of employees of the Fund working on the REIT’s business was $109,639 and the Adviser owed the same amount to the Fund. That amount has since been paid to the Fund.

The Fund will disclose in its next quarterly filing (March 31, 2005) the amounts that were due to GCAI from the Adviser during the fiscal year ended September 30, 2004.

2. DUE FROM CUSTODIAN (Balance at 9/30/2004:  $1,203,079)

In connection with the Fund obtaining a line of credit with CIBC in May 2003, the Fund was required to set up a custodial account with the Bank of New York.  All payment on the Fund’s investments are remitted to the custodian account. In 2004 Deutsche Bank replaced CIBC and the custodian account remained the same except that Deutsche Bank became the trustee of the account. Each month, interest and principal repayments are made directly into this trust account and within several days, the funds are remitted to the Fund after interest is paid to Deutsche Bank from the trust account. Neither the Fund nor the Adviser is affiliated with either Deutsche Bank or Bank of New York. The amount that was due to the Fund at September 30, 2004 was $1,203,079 and that amount has all been paid to the Fund.  This relationship continues today and each month the amount varies depending on the current size of the loan portfolio and the actual collections received by the custodian.

The Fund will disclose in more detail, in its next quarterly filing (March 31, 2005), the purpose of the Due from Custodian balance sheet line item.  The topic will be discussed within the Line of Credit footnote as the account was set up as a result of the line of credit.

3. BORROWNING TO BUY TREASURY SECURITIES:

The Fund borrows money at the end of a quarter to buy U. S. Treasury securities.  We do this to make our asset base larger. This helps us in a number of ways. First we look like a more substantial company to those small businesses that come to us for a loan. Small lenders are less likely to be accepted as substantial lenders.  So we borrow funds in order to make our balance sheet and cash position look more substantial.  In the early years of the Fund we also borrowed in order to satisfy certain asset diversification requirements and maintain the Company’s status as a RIC under Subchapter M of the Code.

Please let us know if there are any other questions.

Sincerely,

/s/ David Gladstone	/s/ Harry Brill
David Gladstone, CEO	Harry Brill, CFO

Gladstone Capital Corporation
1616 Anderson Road
McLean, VA 22102
703 286 7000